1700 One Leadership Square

211 North Robinson

Oklahoma City, Oklahoma 73102

405.272.5711 Phone

405.232.2695 Fax

www.cwlaw.com

Jeanette Timmons, Esq.	Direct Line: (405) 272-5745
Attorney at Law	Direct Fax: (405) 232-2695
jtimmons@cwlaw.com

June 21, 2010

Eric Envall

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BancFirst Corporation

Form 10-K for fiscal year Ended December 31, 2009

Form 10-Q for the period ended March 31, 2010

File No. 000-14384

Dear Mr. Envall:

Pursuant to my telephone conversation with you on June 17, 2010, I am confirming the Company’s request for a further extension of time to respond to the Comment Letter, in order to have sufficient time for review internally and by the Company’s advisors and auditors of the response to the Comment Letter. As discussed, the Company intends to submit its response to the Staff not later than June 25, 2010.

Thank you for your consideration in this matter. Please contact me at (405) 272-5745 should you require further information.

Very truly yours,

Jeanette C. Timmons
For the Firm

cc:	David E. Rainbolt, Chief Executive Officer
BancFirst Corporation